Exhibit 99.1

E-Commerce China Dangdang Inc. to Hold 2011 Annual General Meeting

on November 14, 2011

Beijing, Nov. 2 , 2011 – E-Commerce China Dangdang Inc. (NYSE: DANG) today announced that it will hold its 2011 annual general meeting of shareholders at 12/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China at 13:00 on November 14, 2011 (Beijing time).

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with the management.

The Board of Directors of the Company has fixed the close of business on November 2, 2011 (Eastern Daylight Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s common shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2010, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the investor relations section of its website at http://ir.dangdang.com/, as well as on the SEC’s website at http://www.sec.gov/.

Holders of the Company’s common shares or ADSs may obtain a hard copy of the Annual Report free of charge by emailing Maria Xin, Investor Relations Director, E-Commerce China Dangdang Inc., at xinyi@dangdang.com or by writing to:

21/F, Jing An Center,

No. 8 North Third Ring Road East, Chaoyang District,

Beijing 100028, People’s Republic of China

Attention: Maria Xin

About Dangdang

E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers more than 670,000 books and other media products as well as selected general merchandise products including beauty and personal care products, home and life style products, baby, children and maternity products, apparel, digital and electronics products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.

For investor and media inquiries, please contact:

Maria Xin

Investor Relations Director

E-commerce China Dangdang Inc.

xinyi@dangdang.com

Caroline Straathof

IR Inside

+31-6-54624301

info@irinside.com